Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: July 22, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

Jaime Leverton, Chief Executive Officer of ReserveOne, and Sebastian Bea, President and Head of Investment of ReserveOne, were interviewed on the Absolute Return Podcast. The Podcast was published on July 21, 2025, and an extract of the transcript is below.

Host: All right, there we go. We have Jaime and Sebastian on the show today of ReserveOne about to go public in one of the biggest bitcoin and crypto treasury company transactions I’ve seen. It’s a space that has gotten a ton of excitement and we’re excited to learn more because there’s just so much going on and it’s moving at such a rapid pace. I find it tough to keep up with everything that’s going on. So we have some real experts on the show today and not just experts in crypto treasury, but you guys have a pretty diverse background with respect to more so traditional experience than crypto over the past several years. If you wouldn’t mind just giving a quick overview of your career trajectory thus far probably prior to launching ReserveOne here and Jaime, if you don’t mind starting and then we’ll kick it over to Sebastian.

Jaime Leverton: I don’t mind at all. I’ll try to keep it brief just given I’ve been around a long time so it’s been a long journey. I am also Canadian for your other Canadian listeners. I started my career in TradTech so I did a master’s in Business Administration with a concentrate and marketing informatics and from there went to work for IBM. Spent 10 years working for IBM and then transitioned to a few different companies over the decade that followed that really focused on transformation and high growth mandates in the tech and financial services space. So spent some time at BlackBerry desperately trying to save my favorite keyboard, spent some time at Bell Canada, National Bank, e-structure data centers and then in the fall of 2020 I had the opportunity to take over a bitcoin mining company called Hut 8 and I ran Hut 8 from 2020 until Q1 of 2024.

Host: Great, thanks for that and Sebastian.

Sebastian Pedro Bea: Well I guess I should disclose I’m not Canadian. I born and raised here in the USA. Actually originally from San Francisco and happy working with Jaime out of our Manhattan offices here. So my history is 20, almost 25 years now in institutional investing. So the entirety of what I’ve done has been putting money to work in companies and investments. So first 12 years of that was at Credit Suisse First Boston. That was a thing. It’s no longer there but it was a great place to learn how capital markets work and I took that experience and went over to Blackrock for eight years. Almost all of that was in the institutional equity arm known as BlackRock, SAI, one of the original quantitative investors. So I learned how institutions deploy assets to seek an outcome and a tightly risk controlled manner with a data informed investment strategy. And then I did my first truly entrepreneurial thing. I went and joined a firm called One River which created One River Digital of which I was a founder of, for those that call One River Digital. One River was the company that made the first large institutional investment in crypto assets back in, in 2020 when bitcoin was around 15,500 and ETH was around 425. So I jumped on that train, we built that up as much as we could and then we sold our business to Coinbase in, in 2023 to create Coinbase Asset Management where I was the president and operating the business on a day to day basis. So really happy to get back together in a business in a bit in a job with, with Jaime for those that don’t know. Jaime and I actually met when she was at Hut 8 and I was at Coinbase Asset Management. We partnered together right before.

Jaime Leverton: Yeah, right like a week before the transaction was announced.

Sebastian Pedro Bea: Yeah. I was at One River Digital at the, in a conference in Dubai called the Satoshi Roundtable and with one of my colleagues and I met Jaime Leverton. We started talking about the potential to lend dollars against bitcoin and Jaime was working on a really interesting, interesting transaction and we worked together to have Coinbase make its first ever loan to a bitcoin miner. And that happened in with, with Hut 8 opening up a line with Coinbase which subsequently became a larger business for Coinbase. And then Jaime and I stayed in touch and then this opportunity to build ReserveOne came together and I said, well I really, I have no choice, I’m coming over. When do I start?

Host: Great to hear and excited to get into the ReserveOne story. And prior to that we’ve had a lot of crypto folks on the podcast over the years and quite a few lately with this latest bull run and we’ve been through quite a few cycles in this space already. And one question that I always like to ask is when you have that bitcoin moment, everyone has it when they kind of just clicks and, and they get fully involved in the asset class. And I was wondering if you guys could speak, speak on how that happened to you and what initially got you interested in bitcoin and crypto.

Jaime Leverton: For me it was a two-parter. So as I mentioned I spent some time within a capital markets organization really analyzing how capital markets functioned, how they interacted with clients, with each other. And to me it felt, felt like an area that was just kind of ripe for disruption. It kind of had been doing things the same way for a very long period of time. And it felt like the last industries that really needed to be disrupted. And so I did go looking for what could potentially be that exterior force that forced change into the space. And that’s when I first found bitcoin. But I wasn’t ready to make the leap. I’m a little bit conservative. I had a young family at the time and felt like the space was a little bit too Wild West. Wild West, Yeah, I was going to say cowboyish. So my next move was back into the data center space, running Canada and Asia for Cogeco Peer 1. And that was like 17, 18 when that bull run started. And what was happening was our data centers were getting flooded. I mean, I cannot tell you the number. Our phones were literally ringing off the hook with people trying to overpay for space and power to bring in bitcoin mining rigs. And long story short, they don’t get along. Bitcoin mining rigs do not function well in a traditional data center environment. But that took me all the way down the rabbit hole of not just kind of the belief on which the ecosystem was built, but actually the actual tech and really deeply understanding the tech and what I saw as now not just something that would disrupt the traditional financial system, but something that would also disrupt how we think about power and how we think about data centers. And so that then it was. I was completely hooked. And the opportunity to take over Hut 8 was really a dream opportunity for me because I was so passionate on both sides of the spectrum, the philosophical and the infrastructure.

Sebastian Pedro Bea: My story is a little, kind of funny, actually. So I remember it very clearly. It was Thanksgiving of 2020. So I was walking my dog with my next door neighbor, Eric Peters, who was walking his dog. And then he took a phone call, walked away, came back, and he said, I just bought $50 million worth of bitcoin. And I said to him, what’s bitcoin? And that was the day I remember it very clearly. And he said, well, you’re going to have to do some reading. And he kicked me down, which we all know. The rabbit hole, right? He sent me John Pfeffer’s you know canonical piece from 2017 and a variety of other things. And, you know, my world was quickly flipped on its head. We were also in the midst of, you know, the COVID response, which was this unique marrying of monetary and fiscal policy. It was driving really worrying potential outcomes and that was actually the reason that they, that he at the time was making that investment. That, that conversation then led to me eventually joining One River and getting on that, on that train because things were, things were moving relatively quickly and Eric needed a little help and we had a lot of fun working together doing it. But that was the moment where I started to question okay, what is money? And how do I, how. More importantly how you do, how do I save in a truly robust manner? And I’ll never forget it. But yeah, I also thought to myself, what markets are open on Thanksgiving? Well, Bitcoin.

Host: And speaking of that, bitcoin just hitting a new all-time high of $120,000 which really no one can believe. When they first started to get into the space and back when I sort of discovered it’s like it could go to zero. But it seems like as it’s gone up many, many multiples, the risk has declined and crypto companies just have proliferated and there’s hundreds of them in the traditional capital markets now, whether we’re talking about Coinbase now in the S&P 500 which is just pretty exceptional. And then all the new capital formation, the new business formation is. And the current phenomenon which is the crypto treasury company, there’s several. The, the first one being MSTR now known as strategy. I was wondering your guys take on it. What explains the popularity of the crypto treasury company structure that you’re obviously pursuing? One of the biggest ones at ReserveOne. Just wanted to get your thoughts on why you’re bullish on crypto Treasury.

Jaime Leverton: Well, I mean I’ve been bullish really since I came in, came into the space. Hut 8 as you may recall was actually the first public company to hold bitcoin on balance sheet. And then under my leadership I was the first of the miners to say I’m not selling my bitcoin. I will finance the business using fiat, using other structures. But it just doesn’t make sense to me to, to trade out of bitcoin given where we are and where we see the future going. And so really kind of the miners became an early treasury play. But, at the time you really needed an operating company, even Saylor at the time the bitcoin holdings were still connected to, to microstrategy to the underlying and we were the proxy play. It predated the opportunity for ETFs. We didn’t have regulatory clarity. So I think, I think that’s the evolution that we’ve seen is really on the back of regulatory clarity, which came first for bitcoin. And so once Bitcoin ETFs were approved, we just saw Saylor kind of accelerate exponentially. Just really disproving all of the naysayers and being I was, I was lucky enough to, to buy Saylor when, when Saylor did his interview with Ross Stevens back in summer of 2020. And it’s been the, obviously the best performing stock in my portfolio ever since. And my advisor calls me all the time and says you must sell and I do not. So I think just on the back of that regulatory clarity, the success of Saylor, the kind of validation that this asset class was here to stay, was going to get increased clarity, was going to get an increase in the institutional kind of recognition and adoption that really paved the way for more treasury companies to come to market. Now it’s been only in the last two months, it probably feels like longer, but it’s been a very recent trend that we’ve seen mostly I think almost entirely as single asset based, not active strategies. So really just putting making a bet on one token, predominantly bitcoin, although we’ve seen a few others lately and taking a more passive strategy similar to what we saw Michael do. And so I think for us we were really excited about coming into the space with something that is much, much differentiated, that’s coming at scale, that isn’t just bitcoin, that gives a broader exposure to an investor base that we think is looking for exactly that type of equity.

Sebastian Pedro Bea: Julian, just to jump in, I also think, you know, to put a few more points on top of what Jaime has mentioned in terms of the structure. I think the market has recognized that actually the optimal thing to do if you can, is to have a permanent capital structure with a, with a corporation. I, you know, in my time at Blackrock, I actually did spend a little time in iShares and ETFs are a phenomenal product, right? They’ve revolutionized the marketplace. But the requirements of the product, you know, the underlying structure has create and redeem features, right? So if you need to create and redeem, that means you need to answer liquidity, right? And as I’m sure as I know you guys know, as institutional investors, the greater you require liquidity in a vehicle, the more constrained the investment opportunity is, right? And so when you really back up and look at it and you can see that, that a corporate, a publicly traded company that has permanent capital has, you know, more optionality to generate a better outcome for clients over time. So I think that’s the underlying, like people get a little confused. They say, okay, there’s a lot of buzzy things happening in this space, but like there are some really meaningful, tangible, permanent benefits that come via a permanent, a permanent capital structure. I like the one that we’re, we’re hopefully going to be listing in Q4 of this year under the ticker RONE. That’s our expectation. But I think the market more generally has come to understand that there’s, there are some, there’s some points of structural advantage, whether it’s, you know, issuing different types of, you know, pieces of debt or other types of preferred equity. There’s, there’s a bunch of things that you can do with a permanent corporation that are perhaps better for the end investor over a longer period of time. I think people are realizing that more recently in the digital asset treasury trend.

Host: That’s a really interesting point and it provides a good segue into ReserveOne because you announced this merger with M3-Brigade Acquisition V Corp. It involves a significant capital raise of which part of that is I believe 250 million in convertible bonds. So that provides a key differentiator particularly for institutional investors in gaining access to this space where you have perhaps a different risk return profile, perhaps some downside protection. And there’s a lot of institutions focused on the convertible bond side. And then on the equity side you do get that levered play on one of the best performing assets of, of all time. So can you guys walk us through the ReserveOne transaction that you announced and specifically talk about what your digital asset strategy is going to look like and how it differentiates?

Jaime Leverton: Yeah, so I’ll start on the structure and then Sebastian is our head of investment, so I will let him talk about the investment thesis around the assets themselves. But really you hit the nail on the head, Julian. It was 500 million of equity, 250 million of convert, and then it is a SPAC transaction. There’s 287.5 million sitting in the SPAC vehicle today. So that, you know, we obviously can’t predict redemptions, but where they, where the stock is trading now, we feel like the final number that we hope to be able to allocate into the, into digital assets is right around that billion dollar mark. And obviously for something like this, scale is important. We are building something to be a dominant player three years, five years, 10 years out. If you look at the proposed board of directors that we’ve assembled and the management team, we are building something very much to be a dominant player for the long haul and are super excited to see it come to fruition when we, we get to close here in the fall.

Sebastian Pedro Bea: And then in terms of the investment strategy, look at a high level, the highest of levels, I think about what I would want for my personal account and I want something that’s going to give me exposure to all the top market top assets by market cap. I want to take those assets and fully utilize them because now I have a permanent cap account capital structure. And then I also, I want some exposure to some of the venture opportunities that exist. These are, you know, yes, we are seeing more companies in the space today. But look, Circle just went public. It’s still, in terms of the age of the industry, it’s still very, very early. We can substantiate that. That’s very true. So, so if you look at what we’re doing here at the highest level, to me, ReserveOne is anticipated to be a portfolio that it could serve as a great upgrade or for retail and institutional investors where you get a better allocation or expect to get a better allocation, a better activation and better access. So just double clicking on those. So the allocation piece here, this is, you know, our portfolio is inspired by regulatory progress and legislative progress, but also the strategic reserve and the stockpile that have been proposed. So the starting point is the five assets that have been publicly discussed. We think that will evolve over time. But the, but the thesis at a high level is to be long, the big, large, large cap tokens that we think are likely to be likely to be supported by US Government policy as we seek to bring crypto back to, to the U.S. right. So that’s, that’s job number one, a better allocation. Job number two is a better, better activation. And here this is the, the kind of comparison and with say more liquid vehicles because we have permanent capital, we can seek to deploy these assets to generate yield on behalf of our investors. And there’s a lot of very interesting, in some cases, let’s say on the margin, a little bit complex but, but not necessarily high risk. Actually in some cases very low risk. But they take, they take time, they take illiquidity. And the good news is that we have the liquidity in the portfolio to go seek better investment outcome for our investors. So that’s the better activation. And the last bit is access by virtue of launching with scale, which is what Jaime mentioned. And by having a lot of great strategic partners, we are already starting to see co invest flow to, to ReserveOne as we’re in the midst of this transaction where you know, on a limited basis we do anticipate taking advantage of some of that co investment flow so we can capture some of the next big, you know, seek to capture some of the next big investment opportunities as the space matures.

Host: So just going a bit deeper into the investment strategy within the coins. You mentioned the larger market cap names. That makes sense. You’re also in the deck. There’s discussion of staking. How do you think about staking versus growth in in your coins as well as different other asset classes within altcoins are would you look at vending in NFTs or other aspects of the crypto ecosystem perhaps within this structure or would it strictly be focused on the coin area?

Sebastian Pedro Bea: We’re really, we’re really focused on the coins that have, that are seeing the, you know, the direct ownership and more likely legislative regulatory support from the government in the US so at current the expectation is that NFTs would not be included in this portfolio.

Sebastian Pedro Bea: So what we have discussed is that we anticipate having Bitcoin, Ethereum, Solana Ripple and Cardano. What we think will likely happen is the government will continue to work with its very large set of assets and provide more disclosure over time as to what it owns and what it intends to keep. This government obviously is quite supportive of crypto and they’re not really interested in selling things today that might benefit from their actions tomorrow. So to some degree we’re leaning into a very similar thesis. And so that means, you know, NFTs don’t make the cut. Of course, at least based on our current understanding, some other assets might come into our universe over time as we see more disclosure from the government. But again, you know, you really think about this portfolio being the top five to maybe eventually the top ten assets in the, in the ecosystem that are notable in terms of market cap from a free float perspective and really have real blockchain fundamentals. And again this is going to evolve over time but we want to capture the institutional data that exists in crypto and then deploy it and have some, have some VC when that’s when the opportunities show up.

Jaime Leverton: And obviously it’s a big week in Washington this week. It’s crypto week. Expecting to see movement on genius, hopefully some movement on clarity and you never know, we may get, we may get more disclosures on the, on the government’s holding strategy as well. So certainly lots of, lots of optimism happening this this week in the US.

Host: Now the million dollar question, if you talk to some, I guess more skeptical of the treasury company structure where they say oh, people can buy crypto themselves or they can buy, you know, the iShares ETF or any one of the ETFs which are about $100 billion right now. But then I look at ReserveOne and you guys are raising or have raised like $1 billion. So clearly there’s demand for this and there’s significant demand for MSTR, etc. Why should, why do investors choose crypto treasury over the traditional ETFs or even you know, just logging into their Coinbase account and acquiring coins there.

Jaime Leverton: I think we’re still very early. I think for a lot of investors they’re just starting to look at crypto. They’re not particularly interested in figuring out a wallet or going, going to an exchange. They want to do something within their existing financial structures or existing financial vehicles. But because we have clarity, because there’s more, more kind of mainstreaming of this space, they are more interested in looking for vehicles to get that exposure but within an equity. Sebastian touched on earlier some of the reasons why, and equity over time has, has better characteristics as far as long-term growth versus an ETF. Really, really to do with the, with how the debt can be structured in a, in a Treasury vehicle versus how they’re having to do it through an ETF vehicle. And I think one of the things we’re super excited about with ReserveOne is it’s a low friction way to access in one equity versus if you want some exposure to Ethereum, you want some exposure to Cardano. If you are trying to get the exposure that we’re offering in a single equity yourself, it would take a lot more work, involve a lot more friction. You’d have to go to multiple places and you don’t have the kind of the insider knowledge or the inside track like we do with the team that we’ve assembled. And as far as how to generate yield, how, how to really make the most of, of the assets both in the acquisition of those assets and then in, in the ongoing yield generation from those assets.

Sebastian Pedro Bea: Yeah, I mean Julian, look like the US equity market’s got like a big ADR market, right? It’s like you could go over to Germany, you could go over to Japan or you could go like we, we’ve got plenty of examples that support the case that like the US capital market system itself is a killer app. And getting your vehicle into that ecosystem is really, really important because there are these massive synergies that exist when you’re in that ecosystem and you, and you don’t feel those benefits when you’re, when you’re out of that ecosystem. So by having, you know, like I’ve been in part, I’ve been in crypto asset management for now, geez, almost four and a half years. Almost. And you know, when institutions go and look at this, they say, wait a second, I never heard of any of these counterparties. Other than Coinbase. They’ve never heard of. They don’t know who these counterparties are. Most of them are not. Almost all of them are private, not public. So there is a lack of familiarity that still exists. And the move on chain, it’s unclear to us how fast that will happen for traditional finance and who it will happen with. And what we’re probably likely to see here is does tradfi have the chance to kind of catch up. And it’s unlikely that you see people just move wholesale from, from traditional, say, equity markets all the way over to crypto. And these bridging devices that exist, they probably are going to persist far longer than anticipated. I mean, heck, in the US in the US Fund market, mutual funds are still half of market cap today or half of half of a today versus ETFs. So, you know, it’s really important to be where the market is. I guess to summarize, that makes a lot of sense.

Jaime Leverton: As a good Canadian, I like to say we want to be where the puck’s going, not where the puck is. And I think our structure is exactly where the puck is going, which is another reason we’re super bullish on it.

Host: And certainly the market is very bullish on crypto treasury companies. Another phenomenon that’s happening that I’m fascinated by is the valuations in the space. And they’re kind of all over the place, but some of them are generating these sort of nav premiums where they’re trading at pretty attractive prices for the companies everyone loves to trade at a premium. How do you guys think about valuations in the space and what are your thoughts on that aspect of the crypto treasury market?

Jaime Leverton: Yeah, I mean, look, it’s still very early days of strategy aside side, for all of the reasons we’ve touched on, I think there are good, valid reasons that will persist over the short medium, possibly long term, as to why a premium should exist for these types of vehicles. The size of that premium, I think over time will find a bit more of a rational resting place. And I think there will again, over time be some pretty big differences between those who, who have scale and those who don’t. And that’s just true of kind of any space. And we’ve seen that play, play out over and over, I think over time. If you’re, if you’re subscale, if you’re single asset, if you’re, if you’re not generating yield, I think sometimes people, if they’re new to this space, may underestimate the complexity and the cost associated with running a public company. So that’s something that’s not for the faint of heart. You certainly need scale, you need expertise. And I think over time the large players will certainly command a larger premium and they will have that benefit in the space. And if you don’t agree with, go ahead.

Host: Sorry, I would, I just wanted to double click into that premium. Why, why should the premium exist over time? And, and if it does disappear for any, any length of time, say trading at a discount, does that open up the, the possibility of, of share buybacks, things of that nature, just in terms of overall capital allocation?

Jaime Leverton: Yeah, I think in general it opens it up for share buybacks, but also it opens it up for market consolidation. So I would expect to see your subscale players in the space would be the ones that would trade at a discount earlier on in the cycle and then that opens up the opportunity for consolidation, which I think will be an inevitability over what period of time? Impossible to say, but absolutely both, both of those things on the table for sure. I’ll just add, Michael, you know, having a return on assets makes it far easier to trade at a premium to the value of your assets.

Sebastian Pedro Bea: We crypto is not repealed by the laws of finance. So, so we understand that there are, there are structural benefits obviously, and, and another one would probably be convenience yield. So the idea that you, you trade a little bit premium because you have the leverage that makes a little bit easier for retail investors that wouldn’t otherwise do it themselves. So there’s, there’s a couple, you know, very obvious drivers of, of valuation that could get you well, well, well above one times, you know, your, your nav, as they say. But these, these much higher valuations, you know, there’s obviously some speculation as they comes and goes in equity markets and comes and goes maybe through this space as well. But that, that speculation often happens at the beginning of something really interesting and new. So I understand the red flag that some people will throw up to say Wait a second, how can these things make sense? But I think the broader signal is.

Host: Way more important, right?

Sebastian Pedro Bea: The broader signal is hey, something big is going on here and I need to pay attention. And I think it’s really important for investors actually to go through the actual holders of some of these large names like Microstrategy, like Metaplanet, and ask themselves, well, these guys, these guys are very serious large scaled institutional investors, right? Why would they go and make this investment above book? What, you know, what, what do they know that I don’t know? And I think, I think that there’s, there’s a gut reaction from flippant hedge fund trader that says, oh, all these things to trade. Now I think the reality is actually far more complex and I think we’re going to find out a lot more of that this year.

Host: Certainly it has proven itself. So now I did want to get into your outlook on bitcoin and crypto. I was just kind of thinking back. So Mike and I launched Canada’s first bitcoin fund basically exactly eight years ago, July 2017. Bitcoin was around $2,000 then and the story then was, you know, the institutions are coming and we felt strongly that at some point once institutional investors finally dip their toe in then that would be providing a significant tailwind to bitcoin and cryptocurrency assets. The other fun quick story is that in the fall, you know, we had, we’re an institutional bitcoin fund at the time and we also running a traditional event driven hedge fund if you and we had high single digit stake in a cash rich shell and we actually proposed to the board of directors a crypto treasury strategy, we didn’t call it that at the time, but effectively a public crypto vehicle to hold primarily bitcoin but also Ethereum. And safe to say they had not had their bitcoin moment yet. Basically laughed us out of the room. And it’s great to see these successful now because I think for a long, long time it made a lot of sense and no one really had the opportunity to do that. But with that, I think ever since iShares launched the Bitcoin ETF which has been basically the most successful fund launch by far and bitcoin since then, effectively since the filing is basically 5x from 20 to 25,000 to now record 120,000 so certainly some of the institutions have come. Do you think that’s the story or what do you think is going to further propel this market forward?

Sebastian Pedro Bea: I’m happy to touch on that because it’s been, I spent a lot of my last four years focused specifically on that. I think there’s a couple pieces here. I think we have to break apart bitcoin and, and proof of stake networks that are, that provide, you know, a new value. In programmable finance, I think it’s really important separate these. So bitcoin, what is it for, for institutional investors? It’s very hard to own even today because you know, in general, like just to back up for listeners, you probably know this, but just, just, you know, just, just to get to the same kind of understanding. Every large institutional investor has an investment policy statement with it with a capital, with set of capital market assumptions that then are brought together to create a strategic asset allocation, right? And you can see that whether it’s CalSTRS or Thomasek, these very large plans, they all have their own IPS, CMAs and strategic asset allocation. In that context, it’s very hard to get bitcoin directly into it. If you go and look, almost none of them have a direct allocation to gold, right? So that is our starting point when they keep saying the institutions are coming, the institutions are coming. The problem is that gold and bitcoin are very unique assets that are, that are difficult to stick into this, these frameworks. But I think that is changing. And so what we are starting to see, and in my, in my prior roles, we’ve been a part of the case for store of value, gold, and bitcoin right now.

Host: Why?

Sebastian Pedro Bea: Because we got a problem. We have. If it’s G7, G20, whatever, it is, we’ve got too much debt, not enough growth and no sign of fiscal restraint. So what does that mean? Well, it means that either we’re, we in general, these overleveraged economies are going to default, but we’re not going to do that. So then what, so then what? What do we have to do? Well, you have to inflate, right? You have to print. We have to get nominal GDP up such that it doesn’t put such a break on our economies. And that is basically the only way out. Ray Dalio has talked about this in much more eloquent ways.

So that’s where gold and bitcoin are now starting to come right back into institutional portfolio to consideration because they say, listen, historically we’ve had these return forecasts. We, you know, these assets don’t have yield, so they never fit. But now we have a specific context.

Host: That you can’t ignore, right?

Sebastian Pedro Bea: So, so we, we’re, we think we’re going to start to see large plans actually directly add gold and Bitcoin to their SAA by a via store of value. That’s going to be big, big new news this year, we expect. That’s like kind of story number one now then. Now story number two is what’s actually hopefully happening in D.C. this week, which is hopefully the passage of guidance for Stablecoin and the passage of clarity for market structure. Why do those matter for everything else? Because they’re telling you can have stable coins and they can run on these proof of stake networks like Ethereum and Solana. And that is a completely different story for institutions because then they say, well, wait a second, we’ve seen this before. Here’s a new use case. Really useful, the Internet. What do we buy? Internet companies. Well now here again, what do we have? Something really useful, stable coins. What do we buy? Probably Ethereum and Solana. And it’s much easier to do once the government has told you they’re actually financial commodities, which is our expectation. So a little bit of a long pass through. But these are kind of like two different investments. They’re both under the crypto umbrella. But the reasons for institutions to engage with bitcoin are very different than the reasons that they may engage with Ethereum and Solana.

Host: That makes a lot of sense. And I just wanted to touch on one last thing, part letting you guys go, one portion of the investor deck does touch on the US Strategic Bitcoin reserve. Now why is that important?

Sebastian Pedro Bea: Well, the strategic bitcoin reserve and the digital asset stockpile are both important. Why? Because investors, for most investors, these assets are still new and not in their portfolio. And in advance of the legislation actually passing, which may be happening this week, but in advance of that, investors want to have a sense, no guarantee, but they want to have a sense that the government is no longer going to be attacking these assets. They’re going to be supporting them. And by naming the strategic bitcoin reserve and by naming the digital asset stockpile, we believe investors can feel more comfortable that they can lean into these assets now because the path is very clear now specifically on the strategic bitcoin reserve. Man, how important is this? It’s massive. Why? Number one, we stopped selling bitcoin. That’s a very important thing to do with bitcoin. As you, as you mentioned, Julian, at 120,000. Let’s not check in on the German’s because I think they sold it at 50 or 55,000. I have to go back and check the tape. That’s a tough print. So look, number one, we told people we’re going to stop selling bitcoin. Number two, and I kind of aligned with this. But you know, Senator Lummis’ bill to go and buy bitcoin. It’s really important. And I think what investors see with a strategic bitcoin reserve is really a statement and intention. We as a country in the United States intend to lead the digital upgrade of finance. And it’s going to, it seems like it’s going to start with bitcoin. And that’s, I think the signaling value of the SBIR strategic bitcoin reserve is probably the single most important thing.

Jaime Leverton: And I literally just got in my inbox that CLARITY Act is scheduled for a floor vote on Wednesday and Genius Act is scheduled for Thursday. So it is going to be an exciting week.

Host: Yeah, no doubt. And just to see the government support for the asset class is just a complete 180 degree turn over the past several years, particularly at the SEC was just, you know, it was a nightmare for sure. And that’s a great thing to see for everything to do with digital assets. So, Jaime and Sebastian, thanks so much for coming on the show, sharing the story. So just to summarize, the mergers with M3-Brigade Acquisition V Corp is the current ticker symbol, hoping to close by Q4 of this year in which ReserveOne will be trading under the ticker symbol RONE. And we wish you best of luck. We’re tracking this story. It’s an exciting one.

Jaime Leverton: Amazing. Thank you so much for having us on. Always happy to come back anytime.

Host: All right, bye.

Jaime Leverton: Friends.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of M3-Brigade and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this report is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part II, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	the risk related to how ReserveOne’s anticipated business strategy is intended to track the U.S. Strategic Bitcoin Reserve and Digital Asset Stockpile which currently does not exist, and if the U.S. Department of Treasury does not establish the U.S. Strategic Bitcoin Reserve or Digital Asset Stockpile, or if in the future the U.S. Congress or any U.S. President were to take action to dismantle any such reserve or stockpile, then ReserveOne would need to change its business plan which could materially adversely affect its financial position, operations and prospects;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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